UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-33642

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MASIMO CORPORATION

RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MASIMO CORPORATION

40 Parker

Irvine, California 92618

Masimo Corporation

Retirement Savings Plan

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

To the Plan Committee

We have audited the accompanying statements of net assets available for benefits of Masimo Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    McGladrey & Pullen, LLP

Irvine, California

June 29, 2010

Masimo Corporation

Retirement Savings Plan

Statements of Net Assets Available for Benefits

	As of December 31,
	2009	2008
ASSETS
Cash	$5,665	$5,042
Investments, at fair value, participant directed
Pooled separate accounts	17,249,213	10,603,728
Masimo Corporation common stock	1,969,951	1,175,179
Participant loans	301,046	157,168

Total Investments, at fair value, participant directed	19,520,210	11,936,075

Investments, at fair value, non-participant directed
Principal Financial Group common stock	29,930	28,100

Receivables:
Participant contributions	57,605	134,670
Employer contributions	19,602	53,373

Total receivables	77,207	188,043

Net assets available for benefits	$19,633,012	$12,157,260

The accompanying notes are an integral part of these financial statements.

Masimo Corporation

Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2009	2008
Additions to net assets
Contributions
Participant deferral contributions	$3,411,489	$3,111,837
Participant rollover contributions	972,705	487,916
Employer contributions	1,129,893	1,004,775

Total contributions	5,514,087	4,604,528

Investment income (loss)
Interest and dividends	16,183	10,564
Net increase (decrease) in fair value of investments	2,769,064	(4,548,488)

Total investment income (loss)	2,785,247	(4,537,924)

Total additions to net assets	8,299,334	66,604

Deductions from net assets
Distributions to participants	791,443	846,707
Plan administrative expenses	32,139	32,814

Total deductions from net assets	823,582	879,521

Net increase (decrease) in net assets available for benefits	7,475,752	(812,917)

Net assets available for benefits, at beginning of year	12,157,260	12,970,177

Net assets available for benefits, at end of year	$19,633,012	$12,157,260

The accompanying notes are an integral part of these financial statements.

Masimo Corporation

Retirement Savings Plan

Notes to Financial Statements

1. Description of the Plan

The following description of the Masimo Corporation Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General

The Plan is a cash deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), covering all U.S. employees of Masimo Corporation (the “Company” or “Masimo”). The Plan was established for the purpose of providing retirement benefits for U.S. employees of the Company. The Plan is intended to qualify as a profit sharing plan under Section 401(a) of the Code with a salary reduction feature qualified under Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by the 401(k) Committee, members of which are appointed by the Company’s Board of Directors. Principal Life Insurance Company is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each Plan participant. The Plan was originally adopted in April 1995 and amended in May 1999 and in April 2006. In February 2008, the Plan was amended to include Masimo’s common stock as an additional investment option to Plan participants. In November 2009, the Plan was amended to change the method in which the Company allocates forfeitures.

Eligibility

For the years ended December 31, 2009 and 2008, all employees who are at least 18 years of age and on the U.S. payroll of the Company or its subsidiaries, are eligible to participate in the Plan as of the first date of employment with the Company or one of its U.S. subsidiaries.

Contributions

Employees may elect to defer a percentage of their eligible compensation into the Plan. Compensation deferrals cannot exceed the maximum deferral, as determined by the Internal Revenue Service each year. Such deferral limitation was $15,500 in 2008 and $16,500 in 2009. Employees who attained the age of 50 before December 31, 2008 or 2009, were eligible to make catch-up contributions of up to $5,000 or $5,500, during those respective plan years.

In 2009 and 2008, the Company matched 100% of a participant’s salary deferral, up to a maximum deferral of 3% of each participant’s compensation for the pay period, with a maximum aggregate matching of $6,900 in a calendar year. The Company has the right under the Plan to discontinue or modify its matching contributions at any time. The Company’s aggregate matching contributions under the Plan were $1,129,893 and $1,004,775 for the years ended December 31, 2009 and 2008, respectively. In order to be eligible for matching contributions, a participant need not complete any service requirement.

Principal Life Insurance Company, the asset custodian, maintains an account in the name of each participant. Each eligible participant’s account is credited with (a) the participant’s contributions, (b) the Company’s matching contributions, and (c) an allocation of interest, dividends and any change in the market value of the various investment funds. Plan earnings, by investment fund, are allocated daily by the asset custodian on the basis of the ratio that each eligible participant’s account balance in the fund bears to the total account balances of all participants in the respective fund.

The Company may also make discretionary contributions to the Plan in such amounts as determined by resolution of the Board of Directors. In order to be eligible for any discretionary contribution a participant must be an active participant in the Plan and have completed 1,000 or more hours of service in the Plan year. There were no discretionary contributions for the years ended December 31, 2009 or 2008.

Investment Options

Participants direct the investment of their contributions and the Company’s matching contributions into various investment options offered by the Plan. The Plan currently offers investments in Masimo’s common stock and in pooled separate accounts, or PSAs, maintained by Principal Life Insurance Company as asset custodian.

Vesting

Participant contributions are fully vested when made.

Participants in the Plan receive vesting credit for Company matching contributions based upon years of service, beginning with the date of employment with the Company or one of its subsidiaries, as follows:

Years of Service (whole years)	Vesting
Less than 2	0%
2	50%
3	75%
4 or more	100%

Distributions and Payments of Benefits

The normal retirement age is 65. Participants who incur a termination of employment prior to their normal retirement age are entitled to that portion of their Plan benefits earned to date, with vesting based upon the whole years of service credited as of the date of termination.

Forfeitures

Forfeitures of terminated participants’ non-vested account balances may be used to pay administrative expenses. During the years ended December 31, 2009 and 2008, $28,976 and $30,788 of forfeitures, respectively, were used to pay administrative expenses. As of December 31, 2009 and 2008, the unallocated forfeiture balance was $26,404 and $18,319, respectively.

Administrative Expenses

Total administrative expenses related to the Plan of $32,139 and $32,814 were paid out of Plan assets, during the years ended December 31, 2009 and 2008, respectively. These expenses were first paid by using forfeitures of terminated participants’ non-vested balances. The total forfeitures used to pay administrative expenses were $28,976 and $30,788 for the years ended December 31, 2009 and 2008, respectively. The remaining administrative expense amounts, which were primarily loan fees, were paid from Plan participants’ accounts.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

Participant Loans

Loans to participants are secured by the participant’s account balance and may not exceed the lesser of 50% of the participant’s account balance or $50,000 in the aggregate for any individual participant. The term of the loan may not exceed five years. Loans bear interest at fixed annual rates that are computed as the prime interest rate plus two percent on the date the loan is processed. At December 31, 2009 and 2008, the annual interest rate of all loans outstanding was between 5.25% and 10.25%.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis, in conformity with generally accepted accounting principles in the United States of America.

Investments

Investments are primarily held in PSAs by Principal Life Insurance Company as asset custodian. Units of PSAs are valued at estimated fair values determined by the custodian, which represent the net asset value of units held by the Plan at year end. Investments in common stock are valued at the quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is accrued on the ex-dividend date. Participant loans are valued at amortized cost, which approximates fair value. In addition, effective February 2008, participants could elect to invest in Masimo’s common stock.

In connection with the demutualization of the Principal Mutual Holding Company in December 2001, the Plan received 1,245 common shares of PFG. The PFG common stock was a nonparticipant directed investment. See Note 7 below for more details.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and changes therein, and disclosure of contingent assets at the date of the financial statements. Significant estimates are made in determining fair value of investments in PSAs. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan assets consist of various investments which are exposed to a number of risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Contributions

Contributions made by participants and the employer are recorded on an accrual basis. Contributions are recognized during the period in which the related compensation was earned.

New Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update 2010-06, or ASU No. 10-06, “Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements”. ASU No. 10-06 requires an entity to disclose separately the amounts of significant transfers in and out of Level 1 and 2 fair value measurements, and describe the reasons for the transfers. Also, it requires additional disclosure regarding purchases, sales, issuances and settlements of Level 3 measurements. ASU No. 10-06 is effective for interim and annual periods beginning after December 15, 2009, except for the additional disclosure of Level 3 measurements, which is effective for fiscal years beginning after December 15, 2010. The Company does not expect the adoption of this statement to have a material impact on the Plan’s financial statements.

3. Fair Value Measurements

The authoritative guidance describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly; such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active; or other inputs that can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The PSAs are funds that are only available to the clients of Principal Financial Group, or PFG. The net asset value of a PSA is based on the market value of its underlying investments and is not a publicly-quoted price in an active market. These fair values are generally obtained from third party pricing services or determined through the use of valuation models or methodologies, including matrix pricing, using substantially all observable inputs. Prices are validated through an investment analyst review process including direct interaction with external sources, recent trade activity or through the use of internal models.

One PSA is a commercial real estate fund. The fair value of the underlying real estate is estimated using discounted cash flow valuation models that utilize public real estate market data inputs such as transaction prices, market rents, vacancy levels, leasing absorption, market cap rates and discount rates. In addition, each property is appraised annually by an independent appraiser. In September 2008, this PSA was restricted to only allow contributions to the account, but delays the payment of withdrawal requests to a prorated basis as cash becomes available. During 2009, this PSA remained restricted.

The following tables represent the Plan’s fair value hierarchy for its investments as of December 31, 2009 and December 31, 2008 (in thousands):

	Fair Value Measurements as of December 31, 2009
Investment Category	Level 1	Level 2	Level 3	Total
Shares of Pooled Separate Accounts:
Large U.S. Equity	$—	$3,496,103	$—	$3,496,103
Small/Mid U.S. Equity	—	3,569,819	—	3,569,819
International Equity	—	2,804,034	—	2,804,034
Balance/Asset Allocation	—	3,107,529	—	3,107,529
Fixed Income	—	3,541,331	730,397	4,271,728
Masimo Common Stock	1,969,951	—	—	1,969,951
Participant Loans	—	—	301,046	301,046
Principal Financial Group Common Stock	29,930	—	—	29,930

Total	$1,999,881	$16,518,816	$1,031,443	$19,550,140

	Fair Value Measurements as of December 31, 2008
Investment Category	Level 1	Level 2	Level 3	Total
Shares of Pooled Separate Accounts:
Large U.S. Equity	$—	$2,106,320	$—	$2,106,320
Small/Mid U.S. Equity	—	2,163,060	—	2,163,060
International Equity	—	1,517,117	—	1,517,117
Balance/Asset Allocation	—	1,221,375	—	1,221,375
Fixed Income	—	2,785,001	810,855	3,595,856
Masimo Common Stock	1,175,179	—	—	1,175,179
Participant Loans	—	—	157,168	157,168
Principal Financial Group Common Stock	28,100	—	—	28,100

Total	$1,203,279	$9,792,873	$968,023	$11,964,175

The following tables set forth information summarizing the changes in fair value of the Plan’s level 3 assets for the years ended December 31, 2009 and 2008.

	For the year ended December 31, 2009
Investment Category	Beginning Balance	Net Losses	Net Purchases, Issuances, Settlements	Ending Balance	Unrealized Losses
Shares of Pooled Separate Accounts	$810,855	$(287,002)	$206,544	$730,397	$(278,616)
Participant Loans	157,168	—	143,878	301,046	—

Total	$968,023	$(287,002)	$350,422	$1,031,443	$(278,616)

	For the year ended December 31, 2008
Investment Category	Beginning Balance	Net Losses	Net Purchases, Issuances, Settlements	Ending Balance	Unrealized Losses
Shares of Pooled Separate Accounts	$901,594	$(121,366)	$30,627	$810,855	$(206,165)
Participant Loans	90,992	—	66,176	157,168	—

Total	$992,586	$(121,366)	$96,803	$968,023	$(206,165)

Net losses, including unrealized losses, are included as part of the net increase (decrease) in fair value of investments in the statements of changes in net assets available for benefits.

4. Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2009 and 2008, were as follows:

	As of December 31,
Investment	2009	2008
Principal Money Market	$2,230,776	$1,921,493
Masimo Common Stock	1,969,951	1,175,179
Principal International Emerging Markets	1,440,749	691,098
Principal Diversified International	1,363,285	826,019
Principal Large Cap S&P 500 Index	1,349,434	823,634
Principal U.S. Property	**	810,855

**	Amount represents less than 5% of the Plan’s net assets available for benefits as of the applicable year end. This amount is presented for comparative purposes.

During the years ended December 31, 2009 and 2008, the Plan’s investments, including gains and losses on investments sold during the year, changed in value as follows:

	Year Ended December 31,
Description	2009	2008
Shares of Pooled Separate Accounts	$2,631,405	$(4,414,860)
Masimo Common Stock	135,829	(76,022)
Principal Financial Group Common Stock	1,830	(57,606)

Net increase (decrease) in fair value of investments	$2,769,064	$(4,548,488)

5. Party-in-Interest Transactions

Transactions in shares of Masimo’s common stock qualify as exempt party-in-interest transactions under the provisions of ERISA, since Masimo is the Plan administrator. During the years ended December 31, 2009 and 2008, the Plan made purchases of $1,488,190 and $2,060,861, respectively, and sales of $829,247 and $809,660, respectively, of Masimo’s common stock on behalf of Plan participants.

Certain Plan investments are shares of PSAs managed by Principal Global Investors and/or Principal Financial Advisors, which along with Principal Life Insurance are members of PFG. Principal Life Insurance is also the trustee, custodian and record keeper as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Purchases and sales of these accounts and the underlying investments comprising these accounts are open market transactions at fair market value. Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA and applicable exemptions promulgated thereunder. Fees paid by the Plan to PFG for recordkeeping services totaled $32,139 and $32,814 during the years ended December 31, 2009 and 2008. Additionally, management fees and operating expenses charged to the Plan for investments in PSAs are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

In connection with the demutualization of the Principal Mutual Holding Company in December 2001, the Plan received 1,245 shares of the PFG common stock. These shares have not been allocated to current or previous participants in the Plan and are nonparticipant directed. See Note 7 for further details.

6. Concentration, Market and Credit Risk

The Plan provides for various investment options including the Company’s common stock and PSAs. Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Plan’s statement of net assets available for benefits. As of December 31, 2009 and 2008, 10.1% and 9.8% respectively, of the investments of the Plan consisted of securities of its sponsor, Masimo Corporation. As of December 31, 2009 and 2008, the Masimo’s stock price closed at $30.42 and $29.83, respectively.

7. Principal Financial Group Common Stock Investment

In connection with the demutualization of the Principal Mutual Holding Company in December 2001, the Plan received 1,245 shares of PFG common stock at a cost of $0. As of December 31, 2009 and 2008, the fair value of PFG common stock held by the Plan was $29,930 and $28,100, respectively. The net increase in value of $1,830 during 2009 and the net decrease of $57,606 in 2008 were due to the changes in the fair market value of a share of PFG common stock, not a change in the number of common shares held by the Plan. These net changes were included with net increase (decrease) in fair value of investments in the statement of changes in net assets available for benefits. These shares have not been allocated to current or previous participants in the Plan and are nonparticipant directed. The Plan administrator has not yet concluded its process of allocating the value and related earnings of these shares to current and previous participants in the Plan.

8. Tax Status of the Plan

As of December 31, 2007, the Plan’s adoption of a prototype plan document included the opinion of the Internal Revenue Service that the sponsored prototype plan was a qualified benefit plan under the Code. The Plan was amended in February 2008. In June 2009, the Plan administrator received a favorable determination letter from the Internal Revenue Service stating that the Plan, as amended, was qualified under Section 401(a) of the Code; therefore, the Plan was exempt from taxation. The Plan was amended in November 2009. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes that the Plan, as amended, is qualified under Section 401(a) of the Code and the related trust is tax-exempt as of December 31, 2009 and 2008.

9. Subsequent Event

The Company evaluated all events and transactions that occurred from the balance sheet date of December 31, 2009 through the financial statements issue date. During this period, there were no events or transactions occurring which require recognition or disclosure in the financial statements.

Masimo Corporation

Retirement Savings Plan

Supplementary Information

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

As of December 31, 2009

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Value
	Pooled Separate account:
*	Principal Life Insurance Company	Principal Money Market	$2,230,776
*	Principal Life Insurance Company	Principal Government and HQ Bond	473,309
*	Principal Life Insurance Company	Principal Bond and Mortgage	837,246
*	Principal Life Insurance Company	Principal U.S. Property	730,397
*	Principal Life Insurance Company	Principal Lifetime Strategic Income	23,555
*	Principal Life Insurance Company	Principal Lifetime 2010	140,366
*	Principal Life Insurance Company	Principal Lifetime 2020	746,431
*	Principal Life Insurance Company	Principal Lifetime 2030	812,183
*	Principal Life Insurance Company	Principal Lifetime 2040	639,831
*	Principal Life Insurance Company	Principal Lifetime 2050	177,781
*	Principal Life Insurance Company	Principal Bond Emphasis Balanced	255,548
*	Principal Life Insurance Company	Principal Stock Emphasis Balanced	311,834
*	Principal Life Insurance Company	Principal Large Cap Growth II	828,089
*	Principal Life Insurance Company	Principal Large Cap Blend I	716,027
*	Principal Life Insurance Company	Principal Large Cap S&P 500 Index	1,349,434
*	Principal Life Insurance Company	Principal Large Cap Value I	602,553
*	Principal Life Insurance Company	Principal Small Cap Growth I	336,901
*	Principal Life Insurance Company	Principal Small Cap Value II	255,512
*	Principal Life Insurance Company	Principal Mid Cap Blend	966,526
*	Principal Life Insurance Company	Principal Small Cap Blend	735,753
*	Principal Life Insurance Company	Principal Mid Cap Value III	720,527
*	Principal Life Insurance Company	Principal Mid Cap Growth III	554,600
*	Principal Life Insurance Company	Principal Diversified International	1,363,285
*	Principal Life Insurance Company	Principal International Emerging Markets	1,440,749

	Total Pooled Separate account		17,249,213

	Common Stock:
*	Masimo Corporation	64,758 shares	1,969,951
*	Principal Financial Group	1,245 shares	29,930

	Other:
*	Participant Loans	Interest rates range from 5.25% to 10.25%, with scheduled maturity dates between July 2010 and December 2014	301,046

			$19,550,140

*	Indicates a party-in-interest to the Plan.

Column (d), cost, has been omitted, as all investments are participant directed, except for Principal Financial Group common stock for which the cost is $0.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Masimo Corporation Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MASIMO CORPORATION RETIREMENT SAVINGS PLAN

Date: June 29, 2010	By:	/s/ Joe Kiani
Joe Kiani
Chief Executive Officer and Chairman of Masimo Corporation, and Plan Trustee of Masimo Corporation Retirement Savings Plan

EXHIBIT INDEX

Exhibit Number	Exhibit Title
23.1	Consent of Independent Registered Public Accounting Firm